

September 29, 2025

Christina Zamarro
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron , Ohio 44316

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-01927**

Dear Christina Zamarro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing